Ad hoc announcement pursuant to Art. 53 LR FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

Novartis delivers strong sales growth, robust margin expansion and raises guidance. Announces USD 15 billion share buyback and Board endorses Sandoz spin-off1,2
•	Q2 sales grew +9% (cc3, +7% USD) with core operating income growing +17% (cc, +9% USD)
o	Innovative Medicines (IM) sales grew +9% (cc, +7% USD) and core operating income +20% (cc, +12% USD), with core margin reaching 39.0%, (+340 bps cc)
o	Growth driven by continued strong performance from Entresto, Kesimpta, Pluvicto and Kisqali
o	Sandoz sales grew +8% (cc, +5% USD) and core operating income +6% (cc, -5% USD)
•
Q2 operating income grew +50% (cc, +31% USD) mainly driven by higher sales and lower restructuring charges. Net income grew +54% (cc, +37% USD) mainly due to higher operating income. Free cash flow[4] was USD 3.3 billion (-6% USD)

•	Q2 core EPS grew +25% (cc, +17% USD) to USD 1.83
•	Strong H1 performance with sales growing +8% (cc, +5% USD) and core operating income growing +16% (cc, +9% USD)
o	IM sales grew +8% (cc, +5% USD) and core operating income +19% (cc, +12% USD), with core margin reaching 38.9%, (+360 bps cc)
o	Sandoz sales grew +8% (cc, +4% USD) and core operating income +5% (cc, -3% USD)
•	Q2 key innovation milestones:
o	Cosentyx – EU approval for moderate to severe hidradenitis suppurativa
o	Entresto – EU approval for pediatric heart failure; RDP extends to November 2026
o	Kisqali – demonstrated clinically meaningful data in eBC presented at ASCO (NATALEE)
•	Continuing strategic rationalization of development portfolio including proposed acquisition of Chinook and divestment of front of eye assets[5]
•	Initiating up-to USD 15 billion share buyback to be completed by year-end 2025, following completion of previously announced share buyback in June 2023
•	Board of Directors endorses the separation of Sandoz, by way of a 100% spin-off[2]
•	Full-year 2023 Group guidance raised based on strong H1 momentum[6]
o	Group sales expected to grow high single digit (from mid)
o	Group core operating income expected to grow low double digit (from high single)

Basel, July 18, 2023 - commenting on the quarter, Vas Narasimhan MD, CEO of Novartis, said: “Novartis delivers another strong quarter of sales growth and robust margin expansion, supporting an upgrade to Group guidance for 2023. The performance was broad-based across core therapeutic areas and key geographies. Our growth drivers and rich pipeline continue to provide confidence in our mid-term growth outlook, highlighted by upcoming milestones for Kisqali, Pluvicto and iptacopan. Novartis robust balance sheet and expected future growth allow us to initiate an up-to USD 15 billion share buyback while maintaining the flexibility for continued strategic bolt-on acquisitions.”

Key figures3
	Q2 2023	Q2 2022	% change		H1 2023	H1 2022	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 622	12 781	7	9	26 575	25 312	5	8
Operating income	2 920	2 228	31	50	5 776	5 080	14	28
Net income	2 317	1 695	37	54	4 611	3 914	18	32
EPS (USD)	1.11	0.77	44	62	2.20	1.77	24	39
Free cash flow[4]	3 275	3 498	-6		5 995	4 890	23
Core operating income	4 668	4 270	9	17	9 081	8 353	9	16
Core net income	3 811	3 431	11	19	7 425	6 682	11	19
Core EPS (USD)	1.83	1.56	17	25	3.54	3.02	17	25
1 Up-to USD 15 billion share buyback to be completed by year-end 2025. 2 Sandoz spin-off - there can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed. Further details of the proposed spin-off will be provided at a later date.  3 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 48 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 4 Effective January 1, 2023, Novartis revised its deﬁnition of free cash ﬂow, to deﬁne free cash ﬂow as net cash ﬂows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See page 48 of the Condensed Interim Financial Report. 5 Closing anticipated in H2 2023 and subject to customary conditions. 6 Please see detailed guidance assumptions on page 8.

Strategy Update
Our focus
With our new focused strategy unveiled in 2022, Novartis is transforming into a “pure-play” Innovative Medicines business. We focus on five core therapeutic areas (cardiovascular, immunology, neuroscience, solid tumors and hematology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy, and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies - the US, China, Germany and Japan.

Our priorities
1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Sandoz planned spin-off

The Novartis Board of Directors has unanimously endorsed the proposed separation of Sandoz to create an independent company by way of a 100% spin-off.

As a next step, shareholders of Novartis will be invited to vote on the proposed spin-off and a related reduction of the share capital of Novartis AG at an Extraordinary General Meeting, planned to be held on Friday, 15 September 2023. The invitation to the EGM, a Shareholder Brochure and listing prospectus, which will be published by Sandoz, are planned to be distributed in August 2023.

Sandoz is planned to be listed on the SIX Swiss Exchange, with an American Depositary Receipt (ADR) program in the US.

The proposed spin-off is planned to occur early in the fourth quarter of 2023. In addition to Novartis shareholder approval, completion of the proposed Sandoz spin-off is subject to satisfaction of certain conditions, including obtaining the necessary approvals for the listing of the Sandoz shares, no order prohibiting (and no other event outside the control of Novartis preventing) the spin-off and no material adverse change.2

Entresto patent update (July)

Following a negative decision from the U.S. District Court for the District of Delaware, Novartis will appeal to the U.S. Court of Appeals for the Federal Circuit to uphold validity of Novartis patent covering Entresto and combinations of sacubitril and valsartan.  No generics have tentative or final approval in the US.  Any commercial launch of a generic Entresto product prior to the final outcome of Novartis combination patent appeal, or ongoing litigations involving other patents, may be at risk of later litigation developments.

Financials
Second quarter
Net sales were USD 13.6 billion (+7%, +9% cc) in the second quarter driven by volume growth of 14 percentage points, price erosion of 2 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 2.9 billion (31%, +50% cc), mainly driven by higher sales and lower restructuring charges.
Net income was USD 2.3 billion (+37%, +54% cc), mainly due to higher operating income. EPS was USD 1.11 (+44%, +62% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 4.7 billion (+9%, +17% cc), mainly driven by higher sales. Core operating income margin was 34.3% of net sales, increasing by 0.9 percentage points (+2.5 percentage points cc).
Core net income was USD 3.8 billion (+11%, +19% cc), mainly due to higher core operating income. Core EPS was USD 1.83 (+17%, +25% cc), growing faster than core net income, benefiting from lower weighted average number of shares outstanding.
Free cash flow amounted to USD 3.3 billion (-6% USD), compared with USD 3.5 billion in the prior year quarter. This decrease was driven by the lower net cash flows from operating activities.

Innovative Medicines net sales were USD 11.2 billion (+7%, +9% cc), with volume contributing 15 percentage points to growth. Sales growth was mainly driven by continued strong performance from Entresto, Kesimpta, Pluvicto and Kisqali partly offset by generic competition mainly for Gilenya. Generic competition had a negative impact of 4 percentage points. Pricing had a negative impact of 2 percentage points. Sales in the US were USD 4.5 billion (+14%) and in the rest of the world USD 6.7 billion (+3%, +7% cc).

Sandoz net sales were USD 2.4 billion (+5%, +8% cc), with volume contributing 9 percentage points to growth. Pricing had a negative impact of 1 percentage point. Sales growth was mainly driven by Europe USD 1.3 billion (+11%, +13% cc), which benefited from strong volume growth driven by continued momentum from prior year launches, a strong cough and cold season and the biosimilars business. Global sales of Biosimilars grew to USD 531 million (+12%, +13% cc), also driven by growth ex-US.

First half
Net sales were USD 26.6 billion (+5%, +8% cc) in the first half driven by volume growth of 15 percentage points, price erosion of 3 percentage points and the negative impact from generic competition of 4 percentage points.
Operating income was USD 5.8 billion (14%, +28% cc), mainly driven by higher sales.
Net income was USD 4.6 billion (+18%, +32% cc), mainly due to higher operating income. EPS was USD 2.20 (+24%, +39% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 9.1 billion (+9%, +16% cc), mainly driven by higher sales. Core operating income margin was 34.2% of net sales, increasing by 1.2 percentage points (+2.4 percentage points cc).
Core net income was USD 7.4 billion (+11%, +19% cc), mainly due to higher core operating income. Core EPS was USD 3.54 (+17%, +25% cc), growing faster than core net income, benefiting from lower weighted average number of shares outstanding.
Free cash flow amounted to USD 6.0 billion (+23% USD), compared with USD 4.9 billion in the prior year period driven by higher net cash flows from operating activities.

Innovative Medicines net sales were USD 21.8 billion (+5%, +8% cc), with volume contributing 16 percentage points to growth. Sales growth was mainly driven by continued strong performance from Entresto, Kesimpta, Pluvicto and Kisqali partly offset by generic competition mainly for Gilenya. Generic competition had a negative impact of 5 percentage points. Pricing had a negative impact of 3 percentage points. Sales in the US were USD 8.6 billion (+12%) and in the rest of the world USD 13.2 billion (+1%, +6% cc).

Sandoz net sales were USD 4.8 billion (+4%, +8% cc), with volume contributing 12 percentage points to growth. Pricing had a negative impact of 4 percentage points. Sales growth was mainly driven by Europe USD 2.7 billion (+11%, +14% cc), which benefited from strong volume growth driven by continued momentum from prior year launches, a strong cough and cold season and the biosimilars business. Global sales of Biosimilars grew to USD 1.0 billion (+12%, +15% cc), also driven by growth ex-US.

Q2 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers including:
Entresto	(USD 1,516 million, +37% cc) sustained robust demand-led growth, benefitting from the adoption of guideline-directed medical therapy across regions
Kesimpta	(USD 489 million, +105% cc) sales growth across all regions driven by increased demand and strong access
Pluvicto	(USD 240 million) continues to see strong demand in the US, with approval received in Q2 for expanded manufacturing capacity at Millburn, NJ
Kisqali	(USD 493 million, +66% cc) sales grew strongly across all regions, based on increasing recognition of consistent overall survival and quality of life benefits
Scemblix	(USD 106 million, +248% cc) sales grew across all regions, demonstrating the high unmet need in CML
Lutathera	(USD 150 million, +75% cc) sales grew mainly in the US and Japan due to increased demand and prior year low base
Promacta/Revolade	(USD 583 million, +11% cc) grew across all regions, driven by increased use in chronic ITP and as first-line and/or second-line treatment for severe aplastic anemia
Tafinlar + Mekinist	(USD 496 million, +13% cc) sales grew across all regions, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications
Leqvio	(USD 78 million, +249%cc) launch in the US and other markets ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education
Piqray/Vijoice	(USD 130 million, +54% cc) sales grew mainly in the US and Europe, benefiting from indication expansion into PIK3CA-related overgrowth spectrum (PROS)
Jakavi	(USD 435 million, +11% cc) sales grew in Emerging Growth Markets, Europe and Japan, driven by strong demand in both myelofibrosis and polycythemia vera
Ilaris	(USD 316 million, +17% cc) sales grew in in the US, Emerging Growth Markets and Japan
Cosentyx	(USD 1,272 million, +1% cc) sales stabilized with continued demand growth across key regions, offset by US revenue deduction. Ex-US sales grew +18% (cc)
Sandoz Biosimilars	(USD 531 million, +13% cc) with growth driven ex-US
Emerging Growth Markets*
Overall, grew +15% (cc). Growth in China (+14% cc, USD 895 million) outpaced the multi-national corporation market, with Innovative Medicines growing +16%
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

Net sales of the top 20 Innovative Medicines products in 2023
	Q2 2023	% change		H1 2023	% change
	USD m	USD	cc	USD m	USD	cc
Entresto	1 516	35	37	2 915	31	35
Cosentyx	1 272	0	1	2 348	-4	-1
Promacta/Revolade	583	9	11	1 130	10	13
Tafinlar + Mekinist	496	10	13	954	12	15
Tasigna	476	-4	-3	938	-2	1
Kisqali	493	60	66	908	66	73
Kesimpta	489	105	105	873	101	103
Jakavi	435	9	11	849	8	12
Lucentis	395	-21	-20	811	-21	-17
Xolair	362	3	5	716	-1	3
Sandostatin	331	4	5	660	3	5
Ilaris	316	15	17	644	15	18
Zolgensma	311	-18	-16	620	-16	-15
Gilenya	269	-52	-52	501	-57	-56
Pluvicto	240	nm	nm	451	nm	nm
Exforge Group	184	-8	-4	370	-7	-3
Galvus Group	175	-21	-15	358	-18	-12
Diovan Group	155	-3	2	313	-11	-5
Lutathera	150	74	75	299	42	43
Gleevec/Glivec	142	-27	-24	289	-26	-23
Top 20 brands total	8 790	9	11	16 947	7	10
nm= not meaningful

R&D update - key developments from the second quarter
New approvals

Cosentyx
EC approved Cosentyx for use in adults with active moderate to severe hidradenitis suppurativa (HS) and an inadequate response to conventional systemic HS therapy based on positive readouts from two Ph3 trials

FDA approved the Cosentyx UnoReady pen, a 300 mg dosage strength for subcutaneous administration to treat moderate-to-severe plaque psoriasis, active psoriatic arthritis and active ankylosing spondylitis

Entresto	EU approval for pediatric heart failure, which supports extension of regulatory data protection in Europe to November 2026

Regulatory updates

Iptacopan	PNH – regulatory submissions completed in the US and Europe C3 glomerulopathy - granted FDA Breakthrough Therapy designation
Leqvio
In July, FDA expanded the label. Indication updated to primary hyperlipidemia including Heterozygous Familial Hypercholesterolemia, less restrictive language for use for statin therapy, broader population from ORION-11 and removal of several adverse reactions from safety section

Denosumab biosimilar
EMA accepted the marketing authorization applications for proposed biosimilar denosumab for regulatory review. The two applications include all indications covered by the reference medicines Prolia® and Xgeva®

Adakveo
CHMP recommended revocation of the conditional marketing authorization, based on the results of the confirmatory Ph3 STAND study, which were not consistent with the pivotal SUSTAIN trial. Final decision is expected in Q3 2023

Results from ongoing trials and other highlights

Kisqali
Ph3 NATALEE trial showed that ribociclib plus a non-steroidal aromatase inhibitor (NSAI), compared to NSAI alone, significantly lowered the risk of cancer recurrence in a broad population of patients with HR+/HER2- early breast cancer regardless of stage, menopausal or nodal status. Results were also consistent across all secondary efficacy endpoints, , with a trend for improvement in overall survival. The safety profile was favorable at 400 mg with low rates of symptomatic adverse events. Data was presented at ASCO 2023.

Novartis plans to submit data from NATALEE to regulatory authorities (in Europe, the US, and other countries) in Q3/Q4 2023 iptacopan
APPOINT-PNH trial in adult PNH patients naive to complement-inhibitors (including anti-C5 therapies) met its primary endpoint with an estimated 92.2% of patients (95% CI: 82.5, 100) achieving a 2 g/dL or more hemoglobin-level increase from baseline without the need for blood transfusions after the 24-week core treatment period. Secondary endpoints also showed clinically meaningful benefits. Data was presented at EBMT 2023.

Additional iptacopan data in PNH was also presented at EHA 2023

Kesimpta
Up to five year data from the ALITHIOS open-label extension study showed that patients treated earlier and continuously with Kesimpta had fewer disability worsening events and low brain volume change versus those who started on teriflunomide and were later switched to Kesimpta. Treatment with Kesimpta continued to be well tolerated with no new safety signals identified over the treatment period. Data was presented at AAN 2023

NIS793	Program in metastatic pancreatic ductal adenocarcinoma (mPDAC) to be discontinued based on benefit-risk assessment. Ongoing Ph2 study in colorectal cancer is continuing
MBL949	GDF-15 discontinued due to lack of efficacy
Chinook Therapeutics
Novartis announced that it has entered into an agreement to acquire Chinook Therapeutics, a clinical-stage biopharmaceutical company with two high-value, late-stage assets in development for IgA nephropathy: atrasentan (an oral endothelin A receptor antagonist, in Phase 3) and zigakibart (an anti-APRIL monoclonal antibody, entering Phase 3). Closing anticipated in H2 2023 and subject to customary conditions

‘Front of Eye’ assets
Agreement to divest ‘front of eye’ ophthalmology assets to Bausch + Lomb. Deal includes: Xiidra (dry eye disease), SAF312 (libvatrep) in development for chronic ocular surface pain, OJL332 (TRPV1 antagonist in pre-clinical development) and rights for use of the AcuStream delivery device. Closing anticipated in H2 2023 and subject to customary conditions
DTx Pharma
Novartis announced that it has acquired DTx Pharma. Deal includes: DTx-1252 a potential therapy for Charcot-Marie-Tooth disease type 1A (CMT1A), two additional preclinical programs for other neuroscience indications and DTx's fatty acid ligand-conjugated oligonucleotide (FALCON) platform

Sandoz / Just-Evotec Biologics
Sandoz and Just-Evotec Biologics announced a partnership to develop and manufacture multiple biosimilars, supporting the expansion of the current Sandoz pipeline to 24 assets and the continued development of the early-stage pipeline

ociperlimab (TIGIT inhibitor)	BeiGene and Novartis entered into a Mutual Termination and Release Agreement to terminate the Option, Collaboration and License Agreement for ociperlimab effective July 10 2023

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.
During the first half of 2023, Novartis repurchased a total of 61.3 million shares for USD 5.8 billion on the SIX Swiss Exchange second trading line. These repurchases included 52.8 million shares (USD 4.9 billion) under the USD 15 billion share buyback (announced in December 2021 and completed in June 2023 with a total of 170.7 million shares repurchased over this period). In addition, 8.5 million shares (USD 0.9 billion) were repurchased to mitigate dilution related to participation plans of associates, with the remainder of repurchases for this purpose to be executed in Q3 2023. Furthermore, 1.3 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 11.3 million shares (for an equity value of USD 0.6 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 51.3 million versus December 31, 2022. These treasury share transactions resulted in an equity decrease of USD 5.3 billion and a net cash outflow of USD 5.7 billion.
As of June 30, 2023, net debt increased to USD 15.4 billion compared to USD 7.2 billion at December 31, 2022. The increase was mainly due to the USD 7.3 billion annual dividend payment and net cash outflow for treasury share transactions of USD 5.7 billion, partially offset by USD 6.0 billion free cash flow during the first half of 2023.
As of Q2 2023, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2023 outlook raised due to strong H1 momentum

Barring unforeseen events; growth vs prior year in cc		Previous Guidance
Innovative Medicines	Sales expected to grow high single digit Core OpInc expected to grow low double digit to mid-teens	(from mid) (from high single to low double)
Novartis ex. Sandoz (IM + Corporate)	Sales expected to grow high single digit Core OpInc expected to grow low double digit to mid-teens	(from mid) (from high single to low double)
Novartis incl. Sandoz (IM + Sandoz + Corporate)*	Sales expected to grow high single digit Core OpInc expected to grow low double digit	(from mid) (from high single)
* Novartis Group guidance, assuming Sandoz would remain within the Group for the entire FY 2023

Barring unforeseen events; growth vs prior year in cc
Sandoz
Sales expected to grow mid-single digit
Core OpInc expected to decline low double digit, reflecting required stand-up investments to transition Sandoz to a separate company and continued inflationary pressures

Key assumptions:
•	No US Entresto Gx at risk launch in 2023
•	No Sandostatin LAR generics enter in the US in 2023
•	Sandoz spin-off completed in early Q4 2023

Foreign exchange impact
If mid-July exchange rates prevail for the remainder of 2023, the foreign exchange impact for the year would be 0 to negative 1 percentage point on net sales and negative 5 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Key figures1

Group	Q2 2023	Q2 2022	% change
	USD m	USD m	USD	cc
Net sales	13 622	12 781	7	9
Operating income	2 920	2 228	31	50
As a % of sales	21.4	17.4
Net income	2 317	1 695	37	54
EPS (USD)	1.11	0.77	44	62
Cash flows from operating activities	3 576	3 755	-5

Non-IFRS measures
Free cash flow[2]	3 275	3 498	-6
Core operating income	4 668	4 270	9	17
As a % of sales	34.3	33.4
Core net income	3 811	3 431	11	19
Core EPS (USD)	1.83	1.56	17	25

Innovative Medicines	Q2 2023	Q2 2022 restated[3]	% change
	USD m	USD m	USD	cc
Net sales	11 243	10 525	7	9
Operating income	2 999	2 206	36	52
As a % of sales	26.7	21.0
Core operating income	4 387	3 911	12	20
As a % of sales	39.0	37.2

Sandoz	Q2 2023	Q2 2022 restated[3]	% change
	USD m	USD m	USD	cc
Net sales	2 379	2 256	5	8
Operating income	212	357	-41	-27
As a % of sales	8.9	15.8
Core operating income	429	451	-5	6
As a % of sales	18.0	20.0

Corporate	Q2 2023	Q2 2022 restated[3]	% change
	USD m	USD m	USD	Cc
Operating loss	-291	-335	13	16
Core operating loss	-148	-92	-61	-63

Group	H1 2023	H1 2022	% change
	USD m	USD m	USD	cc
Net sales	26 575	25 312	5	8
Operating income	5 776	5 080	14	28
As a % of sales	21.7	20.1
Net income	4 611	3 914	18	32
EPS (USD)	2.20	1.77	24	39
Cash flows from operating activities	6 533	5 404	21

Non-IFRS measures
Free cash flow[2]	5 995	4 890	23
Core operating income	9 081	8 353	9	16
As a % of sales	34.2	33.0
Core net income	7 425	6 682	11	19
Core EPS (USD)	3.54	3.02	17	25

Innovative Medicines	H1 2023	H1 2022 restated[3]	% change
	USD m	USD m	USD	cc
Net sales	21 813	20 755	5	8
Operating income	5 674	4 833	17	30
As a % of sales	26.0	23.3
Core operating income	8 475	7 583	12	19
As a % of sales	38.9	36.5

Sandoz	H1 2023	H1 2022 restated[3]	% change
	USD m	USD m	USD	cc
Net sales	4 762	4 557	4	8
Operating income	531	751	-29	-19
As a % of sales	11.2	16.5
Core operating income	933	964	-3	5
As a % of sales	19.6	21.2

Corporate	H1 2023	H1 2022 restated[3]	% change
	USD m	USD m	USD	cc
Operating loss	-429	-504	15	17
Core operating loss	-327	-194	-69	-71

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 48 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023.
3 Restated to reflect the transfers of the Sandoz division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines division that was effective as of January 1, 2023 (see Note 9 of the Condensed Interim Financial Report).

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/3861d4a9-4d81-4e59-be60-a18eeeeb8bd7/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “anticipated,” “continue,” “remain,” “growth,” “confidence,” “upcoming,” “expect,” “ongoing,” “outlook,” “planned” “focus,” “pipeline,” “potential,” “will,” “guidance,” “continuing,” “estimated,” “launch,” “to deliver,” “transformation,” “transforming,” “address,” “growing,” “accelerate,” “remains,” “scaling,” “expected,” “driven,” “long-term,” “innovation,” “transformative,” “priority,” “can,” “to develop,” “to experience,” “look forward,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions, including the acquisitions of Chinook Therapeutics or DTx Pharma, or our divestiture of ‘front of eye’ ophthalmology assets; or regarding potential future sales or earnings of the Group or any of its divisions; or regarding discussions of strategy, priorities, plans, expectations or intentions, including our transforming into a “pure-play” Innovative Medicines business; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our planned spin-off of Sandoz; or regarding the new share buyback; or regarding the impact of the decision of the US District Court for the District of Delaware on the validity of our patent covering Entresto and combinations of sacubitril and valsartan. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the benefits and opportunities expected from our planned spin-off of Sandoz may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Chinook Therapeutics and Chinook are registered trademarks of Chinook Therapeutics, Inc. DTx Pharma is a registered trademark of DTx Pharma, Inc. BAUSCH + LOMB is a registered trademark of Bausch & Lomb Incorporated.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. We deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. About 103,000 people of more than 140 nationalities work together to bring Novartis products to nearly 800 million people around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
September 15, 2023	Extraordinary General Meeting (related to Sandoz Spin-off)
October 24, 2023	Third quarter & Nine months 2023 results
November 28, 2023	R&D Day